

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 8, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Janus Detroit Street Trust, under the Exchange Act of 1934:

- Janus Henderson U.S. Sustainable Equity ETF
- Janus Henderson International Sustainable Equity ETF
- Janus Henderson Net Zero Transition Resources ETF
- Janus Henderson Sustainable Corporate Bond ETF
- Janus Henderson Sustainable & Impact Core Bond ETF

Sincerely,